[redacted]

11023322

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-30576

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING **JULY 1, 2010** (MM/DD/YY) AND ENDING **JUNE 30, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NELSON SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. MAIN STREET, SUITE 1118
(No. and Street)

SPOKANE	**WA**	**99201**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK K. DONAHUE **509-838-1313**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDIRMID, MIKKELSON & SECREST, P.S.
(Name – *if individual, state last, first, middle name*)

926 W. SPRAGUE, SUITE 380	**SPOKANE**	**WA**	**99201**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

× Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 28 2011
09 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ROBERT O. NELSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NELSON SECURITIES, INC., as of JUNE 30, 20 11, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

HEIDI JO VOSE
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
OCT. 7, 2012

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NELSON SECURITIES, INC.

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Nelson Securities, Inc. as of June 30, 2011 and 2010, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelson Securities, Inc. as of June 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

August 19, 2011
Spokane, Washington

NELSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2011 and 2010

ASSETS	2011	2010
Cash	$ 118,239	$ 66,466
Deposit with clearing house	50,000	50,000
Receivable from clearing broker	11,096	30,097
Investment advisory fees and commissions receivable	154,014	139,380
Employee receivable	21,224	25,385
Securities owned	5,749	31,198
Prepaid expenses	18,720	16,003
Furniture and equipment, net	15,644	3,894
	$ 394,686	$ 362,423
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to vendors	$ 19,286	$ 11,768
Payroll and business taxes payable	2,053	18,141
Accrued salaries and commissions	110,725	47,858
State income taxes payable	60	60
Deferred advisory service revenue	16,417	14,819
	148,541	92,646
Stockholder's equity:		
Common stock, $100 par value:		
Authorized, 500 shares;		
Issued and outstanding, 100 shares	10,000	10,000
Additional paid-in capital	328,279	328,279
Retained deficit	(92,134)	(68,502)
	246,145	269,777
	$ 394,686	$ 362,423

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF INCOME

for the years ended June 30, 2011 and 2010

	2011	2010
Revenues:		
Investment advisory fees and commissions	$ 2,299,909	$ 2,039,014
Trading commissions	289,131	180,679
Investment income	11,691	6,086
Interest and dividend income	2,809	4,284
	2,603,540	2,230,063
Expenses:		
Salaries and commissions	1,743,946	1,356,699
Licenses and regulatory fees	51,457	46,621
Payroll taxes	102,766	97,113
Telephone and utilities	51,120	46,849
Occupancy and leases expense	174,413	157,980
Auto	18,845	19,721
Office expense and postage	84,104	99,908
Travel and entertainment	33,096	31,142
Consulting expense	72,443	72,273
Newsletter expense	14,400	14,400
Business and property taxes, net of refunds	12,661	10,124
Depreciation	3,748	5,996
Professional services	10,294	13,328
Insurance	118,501	119,914
Quotation service	18,707	21,476
Miscellaneous	40,811	38,487
	2,551,312	2,152,031
Income before income taxes	52,228	78,032
Income tax expense	860	860
Net income	$ 51,368	$ 77,172

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended June 30, 2011 and 2010

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances, July 1, 2009	100	$ 10,000	$ 328,279	$ (145,674)	$ 192,605
Net income for the year ended June 30, 2010				77,172	77,172
Balances, June 30, 2010	100	10,000	328,279	(68,502)	269,777
Dividends paid				(75,000)	(75,000)
Net income for the year ended June 30, 2011				51,368	51,368
Balances, June 30, 2011	**100**	**$ 10,000**	**$ 328,279**	**$ (92,134)**	**$ 246,145**

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF CASH FLOWS

for the years ended June 30, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ 51,368	$ 77,172
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,748	5,996
Loss on disposal of assets	78	
Changes in assets and liabilities:		
Net receivable from clearing broker	19,001	(27,032)
Fees and commissions receivable	(14,634)	(15,936)
Employee receivables	4,161	(3,451)
Securities owned, net	25,449	(6,084)
Check written in excess of bank balance		(3,565)
Prepaid expenses	(2,717)	(2,805)
Payable to vendors	7,518	(9,104)
Payroll and business taxes payable	(16,088)	(1,512)
Accrued salaries and commissions	62,867	47,858
Deferred advisory service revenue	1,598	4,085
Total adjustments	90,981	(11,550)
Net cash provided by operating activities	142,349	65,622
Cash flows from investing activities:		
Purchase of equipment	(15,576)	
Cash flows from financing activities:		
Dividends paid	(75,000)	
Net increase in cash	51,773	65,622
Cash at beginning of year	66,466	844
Cash at end of year	$ 118,239	$ 66,466
Supplemental disclosure of cash paid for income taxes	$ 860	$ 860

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. The Company and Significant Accounting Policies:

Nelson Securities, Inc. was incorporated under the laws of the State of Washington on October 3, 1983 to operate as a broker/dealer in investment securities. The Company has offices located in Spokane, Washington; San Diego, California; and Orlando, Florida.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

Customers' securities transactions are recorded on a settlement date basis with the related commission revenues and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

The Company places its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insurance limits, however, the Company does not consider this to be a significant credit risk.

The Company's accounts receivable consist primarily of commissions due from various insurance companies and other broker/dealers under contractual agreements. Historically, the Company has not experienced losses related to these receivables and does not consider these amounts to be a significant credit risk.

Continued

1. The Company and Significant Accounting Policies, *continued*:

Securities owned by the Company are stated at fair value as disclosed in Note 2.

Furniture and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense when incurred. Additions and major improvements are capitalized.

The Company's policy is to expense advertising costs when incurred.

2. Fair Value:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three hierarchy levels. Hierarchy level is determined by segregating fair value measurements using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3).

Securities owned at June 30, 2011 and 2010 consist of equity securities. Fair value of the securities is determined by reference to quoted market prices, which are considered Level 1.

Continued

3. Furniture and Equipment:

Furniture and equipment at June 30, 2011 and 2010 consisted of the following:

	2011	2010
Furniture and fixtures	$ 92,842	$ 84,945
Computer equipment	7,480	10,823
	100,322	95,768
Less accumulated depreciation	84,678	91,874
	$ 15,644	$ 3,894

Depreciation expense for the years ended June 30, 2011 and 2010 was $3,748 and $3,625, respectively.

4. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company was required to maintain minimum net capital of $9,903 and $5,000 at June 30, 2011 and 2010, respectively, and a net capital ratio of no more than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $143,151 and $173,840 at June 30, 2011 and 2010, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.04 to 1 and .53 to 1 at June 30, 2011 and 2010, respectively.

Continued

5. Retirement Plan:

The Company has adopted a 401(k) plan covering all eligible employees. The plan allows employees to defer up to 75% of their salaries with a discretionary match made by the Company. There were no employer match contributions for the years ended June 30, 2011 and 2010.

6. Income Taxes:

The income tax provision for the years ended June 30, 2011 and 2010 was for state income tax expense. There was no federal income tax expense for the years ended June 30, 2011 and 2010. At June 30, 2011, the Company has an unused operating loss carryforward of approximately $142,000 that may be applied against future taxable income through 2028.

The Company is no longer subject to examinations by the Internal Revenue Service or state tax commissions for fiscal years ending prior to June 30, 2008.

7. Lease Commitments:

The Company leases its Spokane and San Diego office space for $8,167 monthly under operating lease agreements. The Spokane lease expires May 2013 and the San Diego lease expires September 2011. The Company also leases its Orlando office space for $1,850 per month under a month to month agreement. Lease expense including utilities for all locations was $120,918 and $99,327 for the years ended June 30, 2011 and 2010, respectively. Future minimum payments under noncancellable office space leases having initial or remaining lease terms in excess of one year as of June 30, 2011, are as follows:

Years ending June 30:	
2012	$ 81,249
2013	70,772
	$152,021

Continued

7. Lease Commitments, *continued*:

The Company leases various equipment from NFS Leasing, L.L.C., which is owned 100% by the stockholder of the Company. The lease agreements currently provide for rent of $4,120 per month including applicable sales tax. Rent expense paid under these agreements was $53,495 and $58,653 for the years ended June 30, 2011 and 2010, respectively. Future minimum annual rents due under these agreements are as follows:

Years ending June 30:	
2012	$ 21,607
2013	6,453
	$ 28,060

8. Subsequent Events:

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through August 19, 2011, the day the financial statements were available to be issued, and has determined there are no subsequent events that require disclosure.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Nelson Securities, Inc. as of and for the year ended June 30, 2011, and have issued our report dated August 19, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen + Secrest, P.S.

August 19, 2011
Spokane, Washington

NELSON SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2011

Net capital:		
Stockholders' equity:		
Common stock	$ 10,000	
Additional paid-in capital	328,279	
Retained deficit	(92,134)	
Total stockholders' equity		**$ 246,145**
Deductions:		
Non-allowable assets:		
Other receivables	46,032	
Employee receivables	21,224	
Prepaid expenses	18,720	
Furniture and equipment at cost, net of accumulated depreciation	15,644	
		101,620
Net capital before haircut on securities positions		**144,525**
Haircuts on securities		**1,374**
Net capital		**$ 143,151**
Required net capital		**$ 9,903**
Excess net capital		**$ 133,248**
Aggregate indebtedness:		
Payable to vendors	$ 19,286	
Payroll and business taxes payable	2,053	
Accrued salaries and commissions	110,725	
State income taxes payable	60	
Deferred advisory service revenue	16,417	
Total aggregate indebtedness		**$ 148,541**
Ratio of aggregate indebtedness to net capital		**1.04 to 1**

NELSON SECURITIES, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
June 30, 2011

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as stated under Exemption Rule 15c3-3.

NELSON SECURITIES, INC.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
June 30, 2011

Net capital:		
Net capital as reported on FOCUS REPORT	$ 143,212	
Audit adjustment to increase state income tax payable	(60)	
Rounding	(1)	
Net capital which should have been reported		**$ 143,151**
Net capital as computed on page 12		**$ 143,151**
Aggregate indebtedness:		
Aggregate indebtedness as reported on FOCUS REPORT	$ 148,480	
Audit adjustment to increase state income tax payable	60	
Rounding	1	
Aggregate indebtedness which should have been reported		**$ 148,541**
Aggregate indebtedness as computed on page 12		**$ 148,541**

NELSON SECURITIES, INC.

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
June 30, 2011

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is exempt under Rule 15c3-3.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Nelson Securities, Inc. as of and for the year ended June 30, 2011 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

Continued

Board of Directors
Nelson Securities, Inc.

the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen + Secrest, P.S.

August 19, 2011
Spokane, Washington

NELSON SECURITIES, INC.

FINANCIAL STATEMENTS
for the years ended
June 30, 2011 and 2010